ASANKO GOLD CORPORATE UPDATE

Vancouver, British Columbia, February 13, 2014 – Following the successful acquisition of PMI Gold Corporation, Asanko Gold Inc. (“Asanko”) (TSX, NYSE MKT: AKG) wishes to provide a corporate update and outline its development strategy for the combined assets.

The acquisition of PMI Gold has created a flagship project in Ghana and the foundation on which to the build a mid-tier gold mining Company.  The flagship project will be created by combining both the Obotan and Esaase Projects into one mine which will be renamed collectively as the “Asanko Gold Mine” (“AGM” or the “Project”).  The process of integrating PMI into Asanko is well underway and expected to be completed in Q2 2014.

Asanko’s vision is to continue to become a mid-tier gold producer with an emphasis on prudent deployment of capital and a sharp focus on operating costs.  This vision will be achieved through:

•

The phased development of the Asanko Gold Mine, with Phase 1 producing 200,000 ounces per year in 2016;

•

Organic growth via near-mine exploration and judicious regional exploration on its three existing exploration projects in Ghana: Asumura, Kubi and Diaso; and

•

Growth via further merger and acquisition opportunities.

Asanko’s regulatory office will remain in Vancouver, Canada with project and technical personnel located in Johannesburg, South Africa and operations personnel based in Ghana. Where possible, and based on requisite skills, PMI personnel will be integrated into Asanko as the Company continues to build a high-performance organization.

Peter Bradford and Michael Price have officially joined the Board of Asanko Gold, along with existing Asanko Directors, Peter Breese (President and CEO), Marcel de Groot, Colin Steyn, Gordon Fretwell and Shawn Wallace.  Keith Minty and Robert Sali have resigned to make room for the new Board members.  The Company would like to thank both Rob and Keith for their hard work and dedication to the Company.  A Chairman will be appointed and announced during Q1 2014.

Peter Breese, President and CEO of Asanko Gold, said “The successful acquisition of PMI delivers us a solid platform from which to grow the business.  Importantly, we are fully funded and fully permitted to implement Phase 1 of our phased development approach, starting with a near-term annual production target of 200,000 ounces of gold in 2016.  Whilst we have the potential to develop our own pipeline of growth from our extensive land package, we will also continue to assess additional M&A opportunities and consider geographic diversification.”

Asanko Gold Mine Development Strategy

The Asanko Gold Mine will ultimately be designed as a single processing facility built in phases with ore sourced from multiple pits across the Project concessions.  The currently known pits include Nkran and Esaase, which between them collectively contain an estimated 7.5 million ounces of gold as Measured and Indicated Mineral Resources, including 4.8 million ounces of gold as Proven and Probable Mineral Reserves1,2,3,4&5 and three smaller satellite pits.  Refer to the map at the end of this release or on the Company’s website.

The Company is evaluating a number of scenarios for the most optimal development strategy for the Asanko Gold Mine.  It is currently envisaged that the Project will be built in two phases, with Phase 1 expected to commence construction during 2014, post a development decision in Q2 2014. Phase 1 infrastructure will be generally based upon PMI’s Definitive Feasibility Study completed and published in late 20126, including a

3 million tonne per annum CIL processing plant with associated tailings storage facilities located near the existing Nkran deposit.

This processing plant and associated infrastructure is fully permitted, with the detailed design well advanced and long-lead time milling equipment mostly paid for and waiting to be delivered.  Capital costs for the project were estimated to be US$297 million in the 2012 Definitive Feasibility Study, of which US$82 million was included for pre-stripping the Nkran deposit.  The Company is currently updating the capital cost estimates and is attempting to defer some of the pre-stripping expenditure by commencing production by mining the satellite pits before phasing in the Nkran pit.

A second project phase is envisioned which would expand production from the initial 200,000 ounces per year. Phase 2 will be fully evaluated by assessing the best metallurgical flow sheet and ore transportation options during the construction of Phase 1.

Once the definitive mine development plans have been identified for Phase 1, the Company will issue a revised Technical Report under Canadian NI 43-101 which will be based on a revised resource statement for the Nkran pit and the three smaller satellite pits between Esaase and Nkran.  The revised resource statement will be based on a re-interpretation of the geological structures that have been undertaken over the past several months.  A maiden resource estimate for the newly discovered Dynamite Hill deposit, a fourth satellite deposit located between Nkran and Esaase, will also be included in the Technical Report.

The permitting process for the Esaase deposit is continuing and nearing completion, with permits expected during Q1 2014.

Financial Resources

The Company has a strong balance sheet with US$270 million cash7. The Red Kite debt facility of US$150 million, which was arranged specifically for the Esaase Project, is being reviewed with a view to restructuring the debt facility for use to construct the Asanko Gold Mine.  The Company has more than sufficient financial resources to complete the construction of Phase 1 with steady state gold production of 200,000 ounces of gold per year expected in 2016.

Capital Structure

Following the closing of the acquisition of PMI Gold Corp., the Company has the following capital structure:

Shares Outstanding	172,216,752
Warrants Outstanding (weighted avg. $4.01)	9,569,500
Options Outstanding (weighted avg. $3.35)	14,224,491
Performance Rights	117,158
Shares Outstanding Fully Diluted	196,127,901

A new corporate presentation is available on the Company’s website at: www.asanko.com.

Contacts for further information:

Alex Buck, Manager – Investor Relations Telephone: +44-7932-740-452 Email: alex.buck@asanko.com	Greg McCunn, Chief Financial Officer Telephone: +1-778-729-0604 Email: greg.mccunn@asanko.com
General info@asanko.com

About Asanko Gold Inc.

Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. Asanko’s flagship project is the fully financed, multi-million ounce Asanko Gold Mine Project located in Ghana, West Africa.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Notes to Technical Disclosure

1.

Mineral Resources for Esaase contains 23.4Mt grading 1.49g/t Au for 1.12 million ounces Au of Measured and 71.3Mt at a grade of 1.44g/t Au for 3.29 million ounces Au of Indicated as reported in the NI 43-101 Technical Report filed on SEDAR on June 27, 2013.

2.

Mineral Resource inventory for Obotan consist of Measured Resources of 15.57Mt grading 2.47g/t Au for 1.23 million ounces; Indicated Resources of 29.21Mt grading 2.00g/t Au for 1.88 million ounces; and Inferred Resources of 21.91Mt grading 1.99g/t Au for 1.40 million ounces as reported in the NI43-101 Technical Report filed on SEDAR on October 23, 2012.

3.

Figures shown exclude PMI’s Kubi Gold Project.

4.

Mineral Reserve for Esaase contains 22.9Mt grading 1.43g/t Au for 1.05 million ounces of Proven and 22.5Mt grading 1.40g/t Au containing 1.32 million ounces of Probable as reported in the NI43-101 Technical Report filed on SEDAR on June 27, 2013.

5.

Mineral Reserve for Obotan consists of Proven Reserve of 14.8Mt, grading 2.39g/t Au for 1.14 million ounces and Probable Reserve of 19.4Mt grading 2.08g/t Au for 1.30 million ounces as reported in the NI43-101 Technical Report filed on SEDAR on October 23, 2012.

6.

Definitive Feasibility Study prepared by GR Engineering Services for the Adansi Gold Company, reported in the NI 43-101 Technical Report filed on SEDAR on October 23, 2012.

7.

Proforma consolidated financial statements as at September 30, 2013 as reported in Appendix H of the Joint Management Information Circular dated December 20, 2013 and filed on SEDAR.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves.  The Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Asanko uses certain terms, such as, “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of Asanko which have been filed with securities commissions or similar authorities in Canada).